1Q 2023 earnings May 11, 2023 Olink Proteomics Vision Enable understanding of real-time human biology Mission Accelerate proteomics together Exhibit 99.3

Disclaimer This presentation contains express or implied "forward-looking statements," as defined under the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties. In some cases, you can identify forward- looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” "seek," “plan,” "outlook," “objective,” “anticipate,” “believe,” “estimate,” “predict,” "project," “potential,” “continue,” "currently," “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. You should not place undue reliance on these statements because they involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward- looking statements. The forward-looking statements and opinions contained in this presentation are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this presentation and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this presentation should be read in conjunction with, and are subject to and qualified by, the risks described in the "Risk Factors" section in our Form 20-F for the fiscal year ended December 31, 2022 (Commission file number 001-40277) and elsewhere in the documents we file with the SEC from time to time. Forward-looking statements contained in this presentation include, but are not limited to, information about estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing; our ability to successfully implement our commercial plans, including the development, launch and scaling of our Explore product line and Olink signature platform as well as our new product Olink Flex and our new Olink Insight online platform; the implementation of our business model and strategic plans; our plan to grow our library of protein biomarker targets; our expectations regarding the rate and degree of market acceptance of our product lines; our dependence on levels of research and development spending by academic and governmental research institutions and biopharmaceutical companies, a reduction in which could limit demand for our products; the impact of our products and our proprietary technology, Proximity Extension Assay, on the field of proteomics and the size and growth of the addressable proteomics market; our competitive position, and developments and projections relating to our competitors and our industry, including estimates of the size and growth potential of the markets for our products; the timing, scope or likelihood of domestic and foreign regulatory filings and approvals; occurrence of cyber incidents or failure by us or our third-party service providers to maintain cybersecurity; our ability to maintain an effective system of internal control over financial reporting; our ability to manage and grow our business; our ability to develop and commercialize new products; the performance of third-party manufacturers and suppliers; our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals; our ability to obtain additional financing in future offerings, including among others, impacts of the current volatility in the global capital and credit markets and the effects of increased inflation on the cost of capital; the quarterly progression of our business and major financial metrics, as they relate to the seasonal nature of our customers' buying patterns; the impact of local, regional, and national and international economic conditions and events, including among others, rising inflation, currency exchange rates, the ongoing military conflict between Russia and Ukraine, and developments in China; and any lingering impacts from the COVID-19 pandemic on our business. This presentation contains estimates, projections and other information concerning our industry, our business, and the markets for our products and services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise 2

Olink®
Accelerating proteomics together

Olink at a glance

Company profile

- Swedish proteomics company founded in 2016 active in protein biomarker discovery and development
- Market leader with a unique proprietary technology, Proximity Extension Assay (PEA), with strong IP utilizing NGS and qPCR for readout
  - Agnostic to NGS and qPCR platforms
- 630 employees with 215 on the commercial team
- Strong commercial execution with KOLs, academia, biopharma, and service providers through a global direct sales force
- Offers distributed kits and fee-for-service

1Q 2023 momentum and recent highlights

- Excellent progress toward a return to profitability while achieving strategic value drivers
- 21% revenue growth [25% constant currency[2]]; 49% revenue from reagent kits
- Strength from hi-plex to low-plex
- Explore was 61% of revenues with 56% generated from reagent kits
- 63 Explore customer installations; with ~$780K LTM average customer pull-through
- 117 Signature installations at end of the quarter
- 1,200+ peer-reviewed publications citing use of PEA technology
- Continued strong progress in achieving product mix goals

Market opportunity

- $35B TAM for research and clinical applications
  - High-plex: 1,000s of proteins in 1,000s of samples
  - Mid-plex: 10-100s of proteins in 1,000s of samples
  - Low-plex and clinical applications: 5-10 proteins
- Targeting ~8,000 NGS systems for high-plex, growing to 10,000+ in 2027[1]
- Targeting ~4,500 mid-plex proteomics labs, growing to ~6,000 in 2027[1]
- Clinical decision making

Ambition and growth strategy

- Aiming for #1 share in the emerging field of proteomics and establishing NPX as the gold standard
- Growing customer internalization through a distributed kits model
- Driving PEA in clinical decision making
- Unlocking the mid-plex market with Signature and Olink Flex
- Expanding protein library and increasing throughput of Explore platform
- Investing in R&D to maximize the potential of the platform
- Scaling up the organization to accelerate growth

[1] Olink analysis. [2] Constant current revenue is a non-IFRS financial measure. Refer to Appendix for non-IFRS reconciliation.

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Sensitivity Specificity Dynamic range Sample consumption Throughput Cost“Casting a broad net” 4 Uniquely addressed all major challenges in proteomics – highest data quality

Olink®
Accelerating proteomics together

Unique and holistic product offering applicable from discovery to clinical applications



Explore 3072 NGS

Measure ~3k proteins with minimal biological sample

Explore 384 NGS

Minute sample volume, and outstanding throughput



Target 96 qPCR

Choose from fifteen carefully designed panels built for specific area of disease or key biology process

Target 48 qPCR

Our 48-plex Cytokine panel with absolute quantification



Focus qPCR

Custom developed panel of up to 21 proteins for each client's use case leveraging our entire library

Flex qPCR

Custom mix and match to 21-plex from pre-optimized library of ~200 proteins, setting a new standard in protein analysis

Absolute quantification



Insight

A knowledge platform empowering users to understand and utilize the power of proteomics while streamlining the journey from results to discoveries

Signature Q100 qPCR

Light and nimble benchtop system purpose built for PEA



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Break-through science with Olink in high-impact peer reviewed literature 1,200+ publications across every major therapeutic area 6

Olink®
Accelerating proteomics together

Leading execution, delivering on all strategic levers


Uppsala
Boston
Tokyo
Shanghai
Singapore

21%	$27.5	61%	49%	~8,000	100%	~4,500
Year over year revenue growth in 1Q23 (unaudited)	1Q23 $m revenue (unaudited)	Explore revenues share of 1Q23 total revenues	Reagent kit share of 1Q23 total revenues	Untapped base of Illumina NGS systems addressable by Olink	Coverage of all major pathways of the plasma proteome using Explore 3072	Untapped base of proteomics labs addressable by Olink

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Singapore Shanghai Boston Tokyo Uppsala Strong execution of externalizations with significant headroom to grow 63 Explore customer installations APAC EMEAAmericas Explore labs 117 Cumulative Signature placements at end of 1Q23 8 69% Explore revenues share of LTM total revenues 1.2M+ Sample potential on Explore externalizations 45% Kits revenue share of LTM total revenues 26 Signature Q100 placements in 1Q23 ~$780K LTM Explore average revenue pull-through per customer installation 27 52 26 30 10 35 Signature labs

9 Proprietary PEA technology Discovery to clinical applications Proximity Extension Assay (PEA) Solving fundamental challenges in proteomics $35bn TAM opportunity A market leader Strong commercial execution Market leader with a differentiated technology platform enabling customers from discovery to clinical applications 9

Actionable science driving rapid customer adoption and growth More than 1,256 publications as of May 2023 Evolution of publications based on PEA1 Number of publications (accumulated) 54 123 223 349 513 768 1,103 1,204 FY17FY16 FY20FY19FY18 FY21 Customer account acquisition Total number of accounts served since inception FY22 116 216 329 469 637 753 926 962 ~65% 6-yr CAGR 40%+ 6-yr CAGR 1 PEA publication count exceeded 1,256 as of May 11, 2023. Publication counts are estimates. 10 1Q23 FY17FY16 FY20FY19FY18 FY21 FY22 1Q23

First quarter 2023 financial results (unaudited) 1. Adjusted EBITDA is a non-IFRS measure and defined as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles, further adjusted for management adjustments and share based compensation expenses. Refer to Appendix for non-IFRS reconciliation. 2. Adjusted Gross Profit is a non-IFRS measure and defined as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share based compensation expenses. Refer to Appendix for non-IFRS reconciliation. 1Q 2023 1Q 2022 Total revenue $ 27.5 $ 22.7 Total EBITDA ($ 13.0) ($ 11.8) Total adjusted EBITDA1 ($ 9.4) ($ 9.1) Gross profit (%) 64.2% 58.7 % Adjusted gross profit (%)2 67.1% 62.6% 38% 49% 13% Service Kit Other Revenue segment breakdown % of total Headcount development #Headcount Financial highlights USDM 70 71 106 135 214 416 582 630 FY16 FY17 FY19FY18 FY20 FY21 FY22 11 1Q23

First quarter 2023 revenue (unaudited) 1. RoW includes Japan and RoW. 2. EMEA includes Sweden. $27.5 million in revenue for 1Q 2023, representing 21% YoY growth on a reported basis Revenue by segment USD’000 Revenue by geography USD’000 3,994 16,607 2,076 13,534 10,422 3,501 OtherKit Service +239% +69% 1Q22 1Q23 9,706 10,127 2,844 14,673 8,838 3,946 China & RoW (1)Americas EMEA (2) +51% -13% +39% 1Q22 1Q23 Explore accounted for 61% of revenue in 1Q 2023, with Y/Y reported kit segment and service segment growth of +239% and -37%, respectively -37% 12

First quarter 2023 adjusted gross profit percentage (unaudited) 1. Adjusted Gross Profit is a non-IFRS measure and defined as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share based compensation expenses. Refer to Appendix for non-IFRS reconciliation. $18.4 million in adjusted gross profit for 1Q 2023, compared to $14.2 million in 1Q 2022 Adjusted gross profit percentage was 67.1% in 1Q 2023 versus 62.6% in 1Q 2022, primarily reflecting improved kit mix Adjusted gross profit percentage by segment1 USD’000 89% 58% 47% 83% 62% 21% Kit OtherService 1Q22 1Q23 Reported GM 85% Reported GM 81% Reported GM 54% Reported GM 56% Reported GM 47% Reported GM 21% 13

First quarter 2023 operating expenses (unaudited) $34.9 million in total operating expenses for 1Q 2023, compared to $29.5 million in 1Q 20221 Olink is investing according to its strategic plan, with operating expense growth continuing to moderate from year-ago levels Selling expenses USD’000 9,465 11,995 1Q22 Research and development expenses USD’000 5,985 6,387 1Q22 1Q23 General and administrative expenses USD’000 14,399 16,381 1Q231Q22 1. Total operating expenses includes Other operating income/(loss). 1Q23 14

1Q23 constant currency revenue growth of 25% vs reported growth of 21% FX impact driven by strengthening of the USD against the EUR, SEK, and GBP Q1 2023 revenues by currency MUSD FX rate change Q1’23 on Q1’22 Index rebased at 100: Q1’22 base year 0.9 16.4 5.1 Q1 2023 0.8 2.7 EUR 1.5 USD SEK GBP CNY JPN 27.5 Comments • Olink generated 60% of revenues in USD in Q1 2023. • These currency flows largely stem from business activities in the Americas, but there are USD paying customers in other regions as well. • Other key currencies are EUR, SEK (Sweden) and GBP stemming from customer transactions in our EMEA region. • In Q1 2023 we saw a continued strengthening of the USD against most key currencies, leading to a currency headwind compared to prior year (as set out opposite). 100 100 100 100 100 100 100 96 90 91 93 88 USD EUR SEK GBP CNY JPY -4% -10% -9% -7% -12% Q1 2022 Q1 2023 Currency rates from Olink ERP system, sourced from the Swedish Riksbank 15

2023 guidance – expecting rapid growth We expect full year 2023 revenue to be between $192 million and $200 million; representing growth of approximately 37% to 43% on a reported basis, and approximately 38% to 44% on a constant currency basis We expect strong sustainable growth, continued investment into our organization, and a return to profitability in 20231 2023 revenue guidance USDM 46 54 95 ~140 192-200 FY19 FY20 FY21 FY22 +17% +76% +47% 16 FY23 +37-43% 1. As measured by adjusted EBITDA

A complete picture of real-time human biology Genomics ProteomicsEpigenomics Transcriptomics Metabolomics Accelerating proteomics together Our mission Enable understanding of real-time human biology Our vision

Non-IFRS reconciliations 18 We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure. We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Non-IFRS reconciliation (constant currency revenue growth) 19 ($ in thousands) Three mos ended Mar 31 2023 2022 Revenue $ 27,457 $ 22,677 Revenue growth (IFRS) 21 % Foreign exchange impact -4 % Constant currency revenue growth 25 % We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

Non-IFRS reconciliation (Adjusted Gross Profit) ($ in thousands) Three mos ended Mar 31, 2023 Three mos ended Mar 31, 2022 Gross profit $ 17,614 $ 13,317 Gross profit % 64.2% 58.7 % Less: Depreciation charges $ 707 $ 824 SBC expenses $ 94 $ 66 Adjusted gross profit $ 18,415 $ 14,207 Adjusted gross profit % 67.1% 62.6% 20

Non-IFRS reconciliation (Adjusted EBITDA) ($ in thousands) Three mos ended Mar 31, 2023 Three mos ended Mar 31, 2022 Operating profit (loss) $ (17,319) $ (16,201) Add: Amortization $ 2,733 $ 2,974 Depreciation $ 1,586 $ 1,462 EBITDA $ (13,000) $ (11,765) Management adjustments $ 1,501 $ 444 SBC expenses $ 2,104 $ 2,198 Adjusted EBITDA $ (9,395) $ (9,123) 21

Non-IFRS reconciliation (Adjusted Gross Profit) ($ in thousands) Three mos ended Mar 31, 2023 Three mos ended Mar 31, 2022 Gross profit $ 11,023 $ 3,391 Gross profit % 81.4% 84.9 % Less: Depreciation charges $ 157 $ 132 SBC expenses $ 40 $ 36 Adjusted gross profit $ 11,220 $ 3,559 Adjusted gross profit % 82.9% 89.1 % Three mos ended Mar 31, 2023 Three mos ended Mar 31, 2022 $ 5,839 $ 8,944 56.0% 53.9% $ 550 $ 693 $ 54 $ 30 $ 6,443 $ 9,667 61.8% 58.2 % Three mos ended Mar 31, 2023 Three mos ended Mar 31, 2022 $ 752 $ 981 21.5% 47.3% - - - - $ 752 $ 981 21.5% 47.3 % Kits revenue Service revenue Other revenue 22